Helus Pharma Announces Co-Founders' Transition from Executive
Leadership as Company Advances Toward Next Stage of
Development

Co-founders to step down from executive roles and continue to serve on the Board of
Directors

Helus Pharma board member, Mark Lawson, appointed as new independent Chair of the Board of Directors, effective immediately

This news release constitutes a "designated news release" for the purpose of the Company's prospectus supplement dated December 30, 2025, to its short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

NEW YORK & TORONTO - October 27, 2026 - Helus Pharma Inc. (Nasdaq: HELP) (Cboe CA: HELP) (the "Company" or "Helus Pharma"), a clinical-stage pharmaceutical company committed to improving the treatment landscape in mental health through the development of novel serotonergic agonists ("NSAs"), today announced that co-founders Eric So and Paul Glavine have stepped down from their respective executive and consulting roles while continuing to serve as members of Helus Pharma's Board of Directors.

The transition reflects the Company's evolution into its next stage of growth and the co-founders' full confidence in the Company's leadership and strategic direction. Having established the foundation for the Company's product pipeline, programs and objectives, the co-founders believe that Helus Pharma is well positioned to advance its programs under its current executive leadership. Mr. So has served as the Company's President and Executive Chairman since incorporation and had previously acted as Interim Chief Executive Officer. Mr. Glavine has served as the Company's Chief Growth Officer since 2021 and had previously served as Chief Operating Officer and Chief Executive Officer.

The Company today also announced the appointment of Mark Lawson as independent Chair of the Board of Directors, effective immediately. Mr. Lawson is a private equity and investment banking executive with over 20 years of experience and has served as a member of Helus Pharma's Board of Directors since November 2020. Mr. Lawson currently serves as Chair of the Audit Committee and a member of the Compensation Committee and Corporate Governance and Nominating Committee.

The Company also announced that the Board of Directors has named Eric So as Chairman Emeritus, an honorary title reflecting Mr. So's contribution to the Company and the Board of Directors.

"Helus Pharma has reached an important stage in its development, and we believe the Company is well positioned to advance its programs through the next phase of growth," said Eric So and Paul Glavine in a joint statement. "We have complete confidence in our recently appointed CEO, Michael Halstead, our Board of Directors and the rest of our experienced leadership and scientific team, and in their ability to execute on the Company's strategic priorities and advance its lead programs through commercialization. We believe Helus Pharma is at the right point in its growth trajectory for this transition, and we look forward to continuing to support the Company's execution and growth in our capacity as members of the Board of Directors."

"I am honored by the Board's confidence in appointing me as Chair of the Board and have great confidence in the Company's leadership, pipeline and future," said Mark Lawson. "We have an experienced leadership team and I look forward to working with the Board and management in executing against the upcoming HLP003 and HLP004 clinical, regulatory, and commercial milestones," concluded Mr. Lawson.

"I want to thank Eric and Paul for the confidence they have shown in me and for their continued support of the Company and the broader leadership team," said Michael Halstead, Chief Executive Officer of Helus Pharma. "Their contributions have established a strong foundation for the Company, its programs and its mission to make important new mental health treatments available to people in need. As we continue to execute against upcoming milestones, their continued involvement at the Board level will be invaluable."

The Company continues to anticipate reporting topline data from its Phase 3 APPROACH pivotal study of HLP003 in major depressive disorder in Q4 2026.

About Helus Pharma

Helus Pharma is a clinical-stage pharmaceutical company committed to improving the treatment landscape in mental health through the development of NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company's proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus PharmaTM is a trademark of Helus Pharma Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements") and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "potential", "possible", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the co-founders' expectation that current executive leadership can advance the Company's programs, execute on the Company's strategic priorities and lead the Company's programs through commercialization, including clinical, regulatory, and commercial milestones; the co-founders' continued involvement as directors and the value of their contributions; the Company's target to report topline data from its Phase 3 APPROACH pivotal study of HLP003 in major depressive disorder in Q4 2026; and the Company's plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

Any forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2026, and the Company's annual information form for the year ended March 31, 2026, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company's performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, has approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:

Matthew Beck

astr partners

Managing Partner

(917) 415-1750

Matthew.beck@astrpartners.com

Greg Cavers

Chief Financial Officer

Helus Pharma

1-866-292-4601 x715

irteam@helus.com - or - media@helus.com

Media Contact:

Charlotte Wray

CEO

RXMD

(646) 247-3405

cwray@rxmedyn.com